UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934
For the month of April 2022
Commission File Number 001-40316

VECTIVBIO HOLDING AG
(Exact name of registrant as specified in its charter)

Aeschenvorstadt 36
4051 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

VectivBio Holding AG, or the Company, hereby furnishes this amended Report of Foreign Private Issuer on Form 6-K/A, or this Amended Form 6-K, to amend the Form 6-K furnished by the Company to the Securities and Exchange Commission on April 7, 2022, or the Original Form 6-K. The sole purpose of this Amended Form 6-K is to reflect the correction of certain administrative errors in Exhibits 99.2 and 99.5 of the Original Form 6-K. Exhibits 99.1, 99.3 and 99.4 have not been changed, but are being re-furnished with this Amended Form 6-K for ease of reference.

The exhibits furnished as Exhibit 99.2, and Exhibit 99.5, respectively, to this Amended Form 6-K, or this Form 6-K, are incorporated herein by reference and supersede the respective Exhibit 99.2, and Exhibit 99.5 that were furnished with the original Form 6-K.

Exhibits

99.1	Press Release of the Company dated April 7, 2022
99.2	2021 IFRS Consolidated Financial Statements
99.3	2021 Statutory Annual Report
99.4	2021 Compensation Report
99.5	VectivBio Holding AG Corporate Presentation dated April 7, 2022

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VECTIVBIO HOLDING AG

April 7, 2022	By:	/s/ Claudia D’Augusta
Claudia D’Augusta
Chief Financial Officer